UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101) _________
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NovaStar Financial, Inc.
(Name of Issuer)

Common Stock ($0.01 par value per share)
(Title of Class of Securities)

669947400
(CUSIP Number)

Rodney J. Dillman Massachusetts Mutual Life Insurance Company 1295 State Street Springfield, Massachusetts 01111 (800) 767-1000	with a copy to: Larry A. Barden, Esq. Sidley Austin LLP 1 South Dearborn Chicago, Illinois 60603 (312) 853-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No. 669947400

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Massachusetts Mutual Life Insurance Company I.R.S. Identification No. 04-1590850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,521,800 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,521,800 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,521,800 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 10.0% (3)
14	TYPE OF REPORTING PERSON CO

(1) On July 16, 2007, Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Jefferies” and, together with MassMutual, the “Investors”) and NovaStar Financial, Inc., a Maryland corporation (the “Company”) pursuant to which MassMutual purchased 1,050,000 shares of the Company’s 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share (“Series D 1 Preferred Stock”).  The shares of Series D 1 Preferred Stock purchased by MassMutual under the Securities Purchase Agreement are initially convertible into 3,750,000 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”).

(2) MassMutual is the beneficial owner of two private investment partnerships which hold in the aggregate 771,800 shares of Common Stock.  Babson Capital Management LLC, a Delaware limited liability company (“Babson Capital”) acts as investment adviser to the two private investment companies, and as such may also be deemed to be the beneficial owner of the 771,800 shares.

(3) Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007 as represented by the Company to MassMutual in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.  The percentage that appears in row 13 has been rounded up from 9.96% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.

CUSIP No. 669947400

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Babson Capital Management LLC I.R.S. Identification No. 51-0504477
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,521,800 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,521,800 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,521,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 10.0% (2)
14	TYPE OF REPORTING PERSON IA

(1) Babson Capital in its capacity as investment adviser, may be deemed to be the beneficial owner of 4,521,800 shares of Common Stock, held by MassMutual and certain private investment partnerships owned or controlled by MassMutual. As a result of MassMutual’s ownership or control of such private investment partnerships, MassMutual may also be deemed to be the beneficial owner of all 4,521,800 shares.

(2) Based on 37,879,640 shares of Common Stock outstanding as of June 30, 2007 as represented by the Company to MassMutual in the Securities Purchase Agreement, plus 7,500,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement. The percentage that appears in row 13 has been rounded up from 9.96% to the nearest tenth of a percent in accordance with the instruction to Rule 13d-101.

CUSIP No. 669947400

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to Common Stock. The principal executive offices of the Company are located at 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114.

Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed on behalf of MassMutual and Babson Capital (Babson Capital, together with MassMutual, the “Reporting Persons”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Babson Capital is an indirect wholly owned subsidiary of MassMutual. The agreement between the Reporting Persons to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

(b)           MassMutual’s principal office is located at 1295 State Street, Springfield, MA 01111.  Babson Capital’s principal office is located at 470 Atlantic Avenue, Boston, MA 02210-2208.

(c)            The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance.  The officers and directors of MassMutual, who are all citizens of the United States, are as follows:

Officers:
Stuart H. Reese – Chairman, President and Chief Executive Officer
Frederick C. Castellani – Executive Vice President, Retirement Services
Roger W. Crandall – Executive Vice President, Chief Investment Officer and Co-Chief Operating Officer
Michael Foley – Chief Information Officer
William F. Glavin – Executive Vice President, U.S. Insurance Group and Co-Chief Operating Officer
John V. Murphy – Executive Vice President
Mark D. Roellig – Executive Vice President and General Counsel
Michael T. Rollings – Executive Vice President and Chief Financial Officer
Elaine A. Sarsynski – Executive Vice President and Chief Administrative Officer

Directors:
Stuart H. Reese – Chairman
James R. Birle – Lead Director
Roger G. Ackerman
Thomas C. Barry
James H. DeGraffenreidt, Jr.
Patricia Diaz Dennis
James L. Dunlap
William B. Ellis
Robert A. Essner
Robert M. Furek
Carol A. Leary
William B. Marx, Jr.
John F. Maypole
Marc Racicot

The principal business of Babson Capital is that of an entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors.  The officers and managers of Babson Capital, who (except as set forth below) are all citizens of the United States, are as follows:

Officers:
Roger W. Crandall—Chairman, President and Chief Executive Officer

CUSIP No. 669947400

David J. Brennan*--Vice Chairman
Rodney J. Dillman—General Counsel and Secretary
DeAnne Dupont—Treasurer and Controller
Jan F. Jumet—Chief Compliance Officer
James E. Masur—Chief Operating Officer and Chief Financial Officer

Managers:
Roger W. Crandall—Chairman
David J. Brennan*
Thomas M. Finke
Clifford M. Noreen
Michael Rollings

*--Mr. Brennan is a UK citizen.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MassMutual is a Massachusetts corporation.  Babson Capital is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 16, 2007, MassMutual entered into the Securities Purchase Agreement, which is incorporated herein by reference to Exhibit 2 hereto, with Jefferies and the Company pursuant to which MassMutual purchased for $24,412,500.00 in cash, 1,050,000 shares of Series D 1 Preferred Stock in a private placement not registered under the Securities Act of 1933, as amended (the “Securities Act”).  The shares of Series D 1 Preferred Stock purchased by MassMutual under the Securities Purchase Agreement are initially convertible into 3,750,000 shares of Common Stock based upon the initial conversion price of $7.00 per share, which conversion price is subject to adjustment as more fully described in the Articles Supplementary for the Series D 1 Preferred Stock, incorporated herein by reference to Exhibit 3 hereto (the “Series D 1 Articles Supplementary”).

As of July 16, 2007, MassMutual, through certain of its affiliates for which Babson Capital acts as investment adviser, owned 771,800 shares of Common Stock acquired by such affiliates of MassMutual in the ordinary course of business.  All funds used to purchase the shares of Series D 1 Preferred Stock and shares of Common Stock came directly or indirectly from the working capital of MassMutual.

Item 4.  Purpose of Transaction.

The acquisition of the securities referred to herein is for investment purposes.

Rights Offering and Standby Purchase Obligation

In connection with the execution of the Securities Purchase Agreement, the Company’s Board of Directors (the “Board”) approved a rights offering (the “Rights Offering”) pursuant to which holders of Common Stock and Series D 1 Preferred Stock will be entitled to receive non transferable rights to purchase shares of a new series of the Company’s convertible preferred securities to be designated the 9.00% Series D 2 Mandatory Convertible Preferred Stock par value $0.01 per share (the “Series D 2 Preferred Stock”) at a price of $25.00 per share.  MassMutual has committed to purchase up to $50,587,500 of shares of Series D 2 Preferred Stock, by entering into a Standby Purchase Agreement with the Company and Jefferies dated July 16, 2007, and incorporated herein by reference to Exhibit 4 hereto (the “Standby Purchase Agreement”), to subscribe for and purchase any such shares to the extent not subscribed for and purchased in the planned Rights Offering.  The Series D 2 Preferred Stock will be convertible into Common Stock at any time, at the option of the holders, based on the initial conversion price of $7.00 per share, subject to adjustment in the same manner as the Series D 1 Preferred Stock.  After three years, the Series D 2 Preferred Stock also will be convertible into Common Stock at the Company’s option, under specified circumstances.  At the end of nine years, if not already converted, the Series D 2 Preferred Stock would mandatorily be converted into shares of Common Stock at the then current conversion price.

CUSIP No. 669947400

Board of Directors

Pursuant to a Registration Rights and Shareholders Agreement, dated as of July 16, 2007, among the Company and the Investors (the “Registration Rights Agreement”), MassMutual may designate up to two individuals for election to the Board depending on the percentage of shares owned by MassMutual.  Subject to applicable law and exchange regulations, MassMutual is also entitled to designate the number of members of each committee of the Board that is proportionate to MassMutual’s representation on the Board.  In lieu of designating members of the Board, MassMutual has the right to designate “board observers” who will receive, subject to certain exceptions, all materials that are provided to Board members and will be entitled to attend, but not vote at, all Board meetings.

REIT Dividend

Pursuant to the terms of the Securities Purchase Agreement, the Company has agreed to declare a dividend (the “REIT Dividend”) in order to satisfy certain requirements to distribute 2006 taxable income relating to its status as a “real estate investment trust” (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).  The Company has agreed (1) to declare the REIT Dividend on or before September 17, 2007, (2) that the record date for the REIT Dividend will not be before the earlier of (A) the date all of the shares of the Series D 2 Preferred Stock are purchased in the Rights Offering or the first business day after the closing of the transactions contemplated by the Standby Purchase Agreement and (B) December 10, 2007 and (3) that the REIT Dividend be distributed in the form of shares of Series E Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), ranking pari passu with the Series D 1 Preferred Stock.  The final terms of the Series E Preferred Stock will be determined by the Board prior to the declaration and payment of the REIT Dividend.

Charter Amendment

The Securities Purchase Agreement also requires the Company to take all action required to amend the Articles of Amendment and Restatement of the Company (the “Charter”), including submitting any such amendment to a vote of its shareholders, to prohibit any issuance or transfer of the Company’s stock if such issuance or transfer would cause an “ownership change” (as such term is defined in Section 382(g) of the Code).  The purpose of this amendment to the Charter is to attempt to preserve under certain circumstances certain net operating loss carryovers and net unrealized built in losses of the Company under the Code.  In addition, the Company is required under the Securities Purchase Agreement to seek stockholder approval of certain provisions of the Articles Supplementary for both the Series D 1 Preferred Stock and the Series D 2 Preferred Stock, which would adjust the conversion price of the Series D 1 Preferred Stock and the Series D 2 Preferred Stock to provide certain anti dilution protection to the holders thereof upon certain issuances of capital stock by the Company.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)          Based upon certain representations made by the Company to MassMutual under the Securities Purchase Agreement and taking into account the 7,500,000 shares of Common Stock on an as-converted basis issued in connection with the transactions described in Item 3 above, there were 45,379,640 shares of Common Stock outstanding as of July 16, 2007.  As of July 16, 2007, MassMutual was the holder of 1,050,000 shares of Series D 1 Preferred Stock.  These shares of Series D 1 Preferred Stock are initially convertible into an aggregate of 3,750,000 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date.  In addition, as of July 16, 2007, certain affiliates of MassMutual for which Babson Capital acts as investment adviser owned 771,800 shares of Common Stock, or approximately 1.7% of the Common Stock deemed issued and outstanding as of that date.  As of July 16, 2007, MassMutual and Babson Capital may each be deemed to have beneficially owned in the aggregate 4,521,800 shares of Common Stock, or approximately 9.96% of the Common Stock deemed issued and outstanding as of that date.

CUSIP No. 669947400

(b)  MassMutual has shared power with Babson Capital to vote and dispose of 4,521,800 shares of Common Stock for which it is deemed the beneficial owner. Babson Capital has shared power with MassMutual to vote and dispose of 4,521,800 shares of Common Stock for which it is deemed the beneficial owner.

(c)  Other than the transactions described in this Schedule 13D, during the sixty days on or prior to July 16, 2007, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Securities Purchase Agreement

On July 16, 2007, MassMutual entered into a Securities Purchase Agreement with Jefferies and the Company pursuant to which MassMutual purchased, for $24,412,500.00 in cash, 1,050,000 shares of Series D 1 Preferred Stock in a private placement not registered under the Securities Act as more particularly described and set forth in the Securities Purchase Agreement incorporated by reference to Exhibit 2 hereto.  The shares of Series D 1 Preferred Stock purchased by MassMutual pursuant to the Securities Purchase Agreement are initially convertible into 3,750,000 shares of Common Stock based upon the initial conversion price of $7.00 per share, which conversion price is subject to adjustment as more fully described in the Series D 1 Articles Supplementary, incorporated by reference to Exhibit 3 hereto. The Charter, including the Series D 1 Articles Supplementary, contain certain transfer restrictions intended to attempt to preserve the Company’s status as a REIT and under certain circumstances certain net operating loss carryovers and net unrealized built in losses for the Company under the Code.  In certain instances described below under the heading “Registration Rights and Shareholders Agreement,” the Investors will be exempt from these transfer restrictions.

The Securities Purchase Agreement contemplates that the Board shall take all action necessary to effect a 4 for 1 reverse stock split of the Company’s issued and outstanding shares of Common Stock on or prior to a date that is 15 days following the closing of the transactions contemplated by the Securities Purchase Agreement.  In addition, pursuant to the terms of the Securities Purchase Agreement, the Company reserved for listing on The New York Stock Exchange (the “NYSE”) the shares of Common Stock issuable upon conversion of the shares of Series D 1 Preferred Stock.  The Company also agreed that at or prior to the closing of the Rights Offering, the Company shall reserve for listing on the NYSE the shares of Common Stock issuable upon conversion of the shares of Series D 2 Preferred Stock to be issued pursuant to the Rights Offering and/or under the Standby Purchase Agreement and that such shares of Common Stock shall have been approved for listing by the NYSE subject to official notice of issuance.

Standby Purchase Agreement and Rights Offering

In connection with the Securities Purchase Agreement, the Board approved the Rights Offering.  Pursuant to the Standby Purchase Agreement, and subject to certain conditions, each of MassMutual and Jefferies has agreed severally to purchase the shares of Series D 2 Preferred Stock that remain unsold in the Rights Offering.

CUSIP No. 669947400

As contemplated in the Securities Purchase Agreement, the Series D 2 Preferred Stock will rank pari passu with the shares of Series D 1 Preferred Stock, and will be convertible into Common Stock at any time, at the option of the holders, based on the initial conversion price of $7.00 per share, subject to adjustment in the same manner as the Series D 1 Preferred Stock.  After three years, the Series D 2 Preferred Stock also would be convertible into Common Stock at the Company’s option, under specified circumstances.  At the end of nine years, if not already converted, the Series D 2 Preferred Stock would mandatorily be converted into shares of Common Stock at the then current conversion price.

The Series D 2 Preferred Stock would initially be non voting, but upon receipt of certain state regulatory agency approvals relating to the acquisition by the Investors of the Series D 2 Preferred Stock, would have the same voting rights, on an as-converted basis, as holders of the Common Stock and would also have certain other voting rights applicable to the Series D 2 Preferred Stock as a separate series of capital stock of the Company.

Pursuant to the terms of the Standby Purchase Agreement, the Company agreed that prior to the closing of the transactions contemplated by the Standby Purchase Agreement the Company shall reserve for listing on the NYSE the shares of Common Stock issuable upon conversion of the shares of Series D 2 Preferred Stock to be issued pursuant to the Rights Offering and/or under the Standby Purchase Agreement and that such shares of Common Stock shall have been approved for listing by the NYSE subject to official notice of issuance.

Registration Rights and Shareholders Agreement

In connection with the execution of the Securities Purchase Agreement, MassMutual entered into the Registration Rights Agreement with the Company and Jefferies pursuant to which the Company granted MassMutual and Jefferies certain demand and piggyback registration rights.

The Registration Rights Agreement also grants each Investor the right to designate up to two individuals for election to the Board depending upon the percentage of shares of Common Stock (on an as-converted basis) owned by such Investor.

The Registration Rights Agreement further provides that so long as any Investor owns at least 25% of the shares of Series D 1 Preferred Stock purchased pursuant to the Securities Purchase Agreement, the Investors have the right, in addition to any other voting rights granted under applicable law or the Charter or Bylaws of the Company, to approve (1) any Change of Control (as defined in the Registration Rights Agreement), any Liquidation Event (as defined in the Registration Rights Agreement) or any voluntary bankruptcy of the Company or its subsidiaries unless, in each case, the Investors receive certain amounts of proceeds or property in connection with such transactions as set forth in the Registration Rights Agreement; (2) subject to certain exceptions, including the consummation of the stock issuances contemplated under the Securities Purchase Agreement and the Standby Purchase Agreement as well as in connection with the Rights Offering, the creation, authorization or issuance of or the increase in the authorized amount of, any Series D 1 Preferred Stock, any Series D 2 Preferred Stock, or any series of capital stock that ranks pari passu with the Series D 1 Preferred Stock or Series D 2 Preferred Stock, or any capital stock of any subsidiary of the Company, or any obligation or security convertible into, or exercisable or exchangeable for, such stock; (3) any amendment of any terms of the Series D 1 Preferred Stock or the Series D 2 Preferred Stock; (4) any reclassification of any authorized shares of the Company into Series D 1 Preferred Stock, Series D 2 Preferred Stock, any securities that rank pari passu with the Series D 1 Preferred Stock or Series D 2 Preferred Stock or any obligation or security convertible into, or excisable or exchangeable for, such stock; (5) except as provided in the Registration Rights Agreement, any change in the number of, or method of electing, any directors or any members of any committee of the Board; (6) the Company’s entering into or amending any transactions with any affiliates of the Company other than wholly owned subsidiaries that are not on an arms length basis; and (7) the consummation of any transaction that could or could reasonably be expected to, individually or in the aggregate, adversely affect the rights, privileges or preferences of the Investors, as holders of the Company’s shares of capital stock.

The Registration Rights Agreement provides that if there is a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in the Registration Rights Agreement) a provision will be made so that the Investors will be entitled to receive upon conversion of any Series D 1 Preferred Stock purchased pursuant to the Securities Purchase Agreement, Series D 2 Preferred Stock purchased by the Investors in connection with the Rights Offering or the Standby Purchase Agreement or, if and when issued, any Series E Preferred Stock (collectively, the “Convertible Shares”) the number of securities or property of the Company to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalization.

CUSIP No. 669947400

In addition, for so long as MassMutual owns 25% or more of the Convertible Shares it purchased pursuant to the Securities Purchase Agreement, if the Company issues or sells any shares of Common Stock, Common Share Equivalents (as defined in the Registration Rights Agreement) or Debt Securities (as defined in the Registration Rights Agreement), such Investor shall have the preemptive right, subject to certain exceptions and limitations, to purchase a number of such securities equal to the percentage of shares of Common Stock on a fully diluted basis owned by the Investors immediately prior to such issuance and sale.

In addition, upon a Change of Control (as defined in the Registration Rights Agreement), MassMutual has the right to require the Company to redeem all or a portion of its Convertible Shares at a price equal to the greater of (1) the aggregate liquidation preference of the Convertible Shares or (2) an amount equal to $37.50, less all cash dividends paid on such Convertible Shares, subject to adjustment in the event of a stock split or combination.  In the event there shall occur a sale of all or substantially all of the Company’s assets or any other Change of Control in which the Company is not the surviving entity, MassMutual is entitled to receive securities of the acquiring entity in form and substance similar to the Convertible Shares, to the extent it did not elect to have its Convertible Shares redeemed.

The Articles Supplementary for the Series D 1 Preferred Stock and the Series D 2 Preferred Stock contain certain transfer restrictions intended to preserve the Company’s status as a REIT and under certain circumstances certain net operating loss carryovers and net unrealized built-in losses for the Company under the Code.  Under the Registration Rights Agreement, the Board irrevocably waived certain of such transfer restrictions imposed (or to be imposed) on the Series D 1 Preferred Stock and the Series D 2 Preferred Stock by the Articles Supplementary for such series owned by the Investors or any of their respective affiliates so long as the Investors or any such affiliate did not know that a particular transfer would result in a substantial limitation on the Company’s use of net operating loss carryovers and net unrealized built in losses under the Code or cause the Company to become a “closely held” REIT under the Code.  In addition, the Board irrevocably waived certain of these transfer restrictions imposed by the Articles Supplementary for the Series D 1 Preferred Stock and the Series D 2 Preferred Stock with respect to (A) transfers of certain capital stock of the Company by the Investors or any of their respective affiliates (1) pursuant to a registered public offering or a sale through a broker, dealer or market maker pursuant to Rule 144 promulgated under the Securities Act; (2) to affiliates of the Investors or any of their respective affiliates; and (3) in connection with transactions approved by the Board; and (B) transfers of certain capital stock of the Company to the Investors or any of their respective affiliates pursuant to the Rights Offering or under the Standby Purchase Agreement.  The Board also waived, with respect to the Investors and their respective affiliates, the application of any other restrictions (except as may be required by law) that may be in effect from time to time on the transfer, sale or other disposition of shares of capital stock of the Company that are similar in nature to the transfer restrictions imposed on the Series D 1 Preferred Stock or the Series D 2 Preferred Stock by the Articles Supplementary of such series whether such restrictions are set forth in the Charter or any other agreement.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number                                           Description

1	Joint Filing Agreement between MassMutual and Babson Capital.

2
Securities Purchase Agreement dated as of July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 20, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

CUSIP No. 669947400

3
Articles Supplementary 9.00% Series D 1 Mandatory Convertible Preferred Stock (Par Value $0.01 Per Share), incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, dated July 20, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

4
Standby Purchase Agreement, dated as of July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated July 16, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

5
Registration Rights and Shareholders Agreement, dated as of July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, dated July 16, 2007, as filed by NovaStar Financial, Inc. with the Securities and Exchange Commission on July 20, 2007.

CUSIP No. 669947400
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2007

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By: /s/ Rodney J. Dillman
Name: Rodney J. Dillman Title: Corporate Vice President and Associate General Counsel

BABSON CAPITAL MANAGEMENT LLC
By: /s/ Larry N. Port
Name: Larry N. Port Title: Managing Director

CUSIP No. 669947400

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 25, 2007

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By: /s/ Rodney J. Dillman
Name: Rodney J. Dillman Title: Corporate Vice President and Associate General Counsel

BABSON CAPITAL MANAGEMENT LLC
By: /s/ Larry N. Port
Name: Larry N. Port Title: Managing Director